2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition period from to

Commission File No. 33-32504 and 33-13292

RYERSON TULL SAVINGS PLAN

( f/k/a Inland Steel Industries Thrift Plan)

(Full Title of the Plan)

RYERSON TULL, INC.

2621 W. 15th Place, Chicago, Illinois 60608

(Name of issuer of the securities held pursuant to the plan

and address of principal office)

Ryerson Tull Savings Plan

Index

December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedule

Schedule I: Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)	11-12

Exhibit 23 Consent of Independent Registered Public Accounting Firm.

Note:	All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ryerson Tull, Inc. and the

Participants and Administrator of

The Ryerson Tull Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ryerson Tull Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Chicago, Illinois

June 28, 2005

Ryerson Tull Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments
Plan interest in Master Trust	$220,491,726	$211,457,389
Participant loans	4,498,914	4,166,973
	224,990,640	215,624,362
Employee contribution receivable	57,321	305,169
Employer contribution receivable	4,237,131	233,217
Net Assets available for benefits	$229,285,092	$216,162,748

The accompanying notes are an integral part of the financial statements.

Ryerson Tull Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Contributions:
Participant	$8,541,663	$7,805,989
Employer	7,841,436	3,767,079
Plan interest in Master Trust investment gain	15,515,217	29,645,912
Interest income on participant loans	214,772	234,229
Plan transfer in:	246,133	—
Total additions	32,359,221	41,453,209

Deductions
Benefits paid to participants	19,217,134	13,705,951
Administrative expenses	19,743	18,336
Total deductions	19,236,877	13,724,287

Net increase	13,122,344	27,728,922

Net assets available for benefits
Beginning of year	216,162,748	188,433,826
End of year	$229,285,092	$216,162,748

The accompanying notes are an integral part of the financial statements.

Ryerson Tull Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

This description summarizes major provisions of the Ryerson Tull Savings Plan (the “Plan”) and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the summary plan description and additional information about the Plan may be requested from the plan administrator.

General

The Plan is a defined contribution profit sharing (thrift-savings) plan which is available to all office employees and certain hourly, nonbargaining unit plant employees of Ryerson Tull, Inc. (the “Company”) and certain of its subsidiaries and affiliates (collectively referred to as the “Employers”).

The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), was adopted effective January 1, 1975.

Contributions

Effective July 1, 2004, employees electing to participate in the Plan may contribute up to 75 percent of their base salary. Participants have the option of making contributions on a before-tax and/or after-tax basis.

The first four percent of participants’ contributions (the “basic contribution”) is matched by the Company at one hundred percent. In addition, participants automatically receive a Variable Company Contribution of up to ten percent of calendar year earnings (regular base salary before reduction for before-tax contributions, plus amounts includible in gross income such as bonuses and commissions) dependent upon the annual financial performance of the Company.

Participants not accruing benefits in the Ryerson Tull Pension Plan (the “Pension Plan”) receive a Fixed Company Contribution under the Plan equal to two percent or, for participants who met specified age and service criteria at December 31, 1997 (March 31, 2000 for those participants who participated in the Tull Supplement of the Pension Plan), three percent of their calendar year earnings up to the maximum limited by Section 401(a)(17) of the Internal Revenue Code (“IRC”). Participants continuing to accrue benefits in the Pension Plan at and after December 31, 1997 became eligible for the Fixed Company Contribution on January 1, 2003 and those participants continuing to accrue benefits in the Tull Supplement of the Pension Plan at and after March 31, 2000 will not be eligible for the Fixed Company Contribution (under the Plan) until April 1, 2005. The Board terminated payment of the 2003 Fixed Company Contribution which is a one time suspension for 2003 only.

Investment Options

All investments can be directed by Participants at their discretion. Participants may designate the investment of their contributions in integral multiples of one percent in any of the following funds: AIM Dynamics Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Managed Income Portfolio II, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Asset Manager Fund, Fidelity Magellan Fund, Franklin Small Cap Growth Fund, MSIFT Mid Cap Value Portfolio, Vanguard Growth Index Fund, Fidelity Equity Income Fund, Fidelity Diversified International Fund, Fidelity Balanced Fund, PIMCO Total Return Fund, MSIF Small Company Growth Portfolio

Ryerson Tull Savings Plan Notes to Financial Statements December 31, 2004 and 2003

and Wells Fargo Small Cap Value CL Z Fund (previously named Strong Advisor Small Cap Value Fund- name changed in April 2005) (collectively “the Funds”).

Participant Accounts

Each participant’s account is credited with the participant’s and employer’s contributions for each payroll period. Investment results are allocated daily based on the portion of the participant’s account to the total assets of the investment fund.

Vesting

Participants vest immediately in their contributions and the earnings or losses thereon. Participants vest in all of the Company’s matching contributions upon completion of three years of vesting service. The Variable Company and Fixed Company Contributions vest upon completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited at the time of termination. Forfeitures are used to reduce future contributions by the Company. The amounts of forfeitures used to reduce the Company contributions were $120,000 and $220,204 for the years ended December 31, 2004 and 2003, respectively.

Withdrawals

Participants may withdraw their contributions and the earnings or losses thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service (“IRS”).

Participant Loans

Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding vested balances in the Ryerson Tull Common Stock Fund, for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

Payment of Benefits

Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a single lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the year in which the age of seventy and one-half years is reached.

Ryerson Tull Savings Plan Notes to Financial Statements December 31, 2004 and 2003

Plan Transfers

Plan transfers represent the transfer of account balances for participants who have changed their employment status and became eligible for an affiliated company plan and new employees that transfer qualified plan balances.

Administration

The Plan is administered by the Plan Committee (“Committee”), which consists of certain officers of the Company appointed by the Company’s Board of Directors. LaSalle National Bank serves as trustee of the Common Stock Fund.

Fidelity Management Trust Company (“Fidelity” and “Trustee”) is responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants’ accounts or assets within the appropriate investment option, as applicable.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Plan Interest in Ryerson Tull Master Trust

The Master Trust investments are administered by Fidelity Management Trust Company (the “Trustee”). The ratio of the Plan’s assets in each investment account to the value of all assets held in each Master Trust investment account is used to allocate interest income, dividend income, realized gains (losses) and unrealized increases (decreases) in market value of investments on a daily basis. Other changes in net assets available for benefits are directly attributable to the Plan and are therefore not subject to allocation. The Trust’s investments in mutual funds and common stock are stated at fair value based on quoted market prices. Purchases and sales of investments are recorded on the trade date.

Valuation of Investments and Investment Income in Master Trust

Investments in mutual funds and the unitized employer stock fund are stated at the Master Trust accounts’ beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the funds’ managers.

Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the statement of changes in net assets available for plan benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

Interest income is accrued as earned, and dividend income is recorded as of the ex-dividend date.

Ryerson Tull Savings Plan Notes to Financial Statements December 31, 2004 and 2003

Risks and Uncertainties

The Plan provides for various investment options in any combination of fixed income securities, mutual funds, employer securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Withdrawals

Contributions are recorded in the period accrued by the Company. Withdrawals and transfers are valued as of the close of the business day in which they occur.

Administrative Expenses

Certain trustee, recordkeeping, legal and the investment management fees of all funds except the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

3.	Plan Termination

The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants’ accounts, including all employer-matching contributions, shall vest immediately. The Trustees shall then direct the method and manner of distribution of the Plan’s assets to participants or their beneficiaries.

Ryerson Tull Savings Plan Notes to Financial Statements December 31, 2004 and 2003

4.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 2002, that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

5.	The Master Trust

The Plan’s investments are in the Ryerson Tull Master Trust (the “Master Trust”) which was established for the investment of assets of the Plan, and effective March 1, 2000, the assets of the Ryerson Tull Combined Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee.

All of the investment information in the statements of the net assets available for benefits as of December 31, 2004 and 2003, the Plan interest in the Master Trust investment gain and interest income on participant loans included in the statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003, and the Master Trust information provided below was obtained from the Trustee and furnished to the Plan Administrator.

Ryerson Tull Savings Plan Notes to Financial Statements December 31, 2004 and 2003

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 93% and 94%, respectively.

The following is a summary of unaudited financial information of the Master Trust as of December 31, 2004 and 2003:

	2004	2003
Investment in Unitized Employer Stock Fund
Ryerson Tull Common Stock	$443,458	$379,543

Investment in Mutual Funds
Stable Value Fixed Income Fund	-	64,095,933
Managed Income Portfolio II Fund	60,185,678	-
Invesco Dynamics Fund	10,459,552	10,433,384
Spartan U.S. Equity Index Portfolio Fund	25,674,935	22,981,401
Pimco Total Return Fund	3,302,644	2,884,864
MSI Small Co. Growth B Fund	1,121,579	624,896
Fidelity Retirement Government Money Market	22,361,252	23,962,079
Fidelity Asset Manager Fund	17,588,207	17,706,731
Fidelity Magellan Fund	31,085,604	31,587,172
Fidelity Equity Income Fund	10,194,497	7,726,858
Fidelity Diversified International Fund	9,299,286	4,927,943
Franklin Small Cap Growth Fund	7,500,073	7,018,770
MAS Mid Cap Value Fund	5,528,184	4,744,365
Strong Advisor Small Cap Value Z Fund	5,096,324	1,896,604
Vanguard Growth Index Admiral Fund	7,945,167	7,832,012
Fidelity Balanced Fund	18,709,841	15,219,546

Total Investments	$236,496,281	$224,022,101

Ryerson Tull Savings Plan Notes to Financial Statements December 31, 2004 and 2003

The total investment gain for the Master Trust for the years ended December 31, 2004 and 2003, is as follows:

	2004	2003
Net appreciation in fair value of investments
Mutual Funds	$10,536,550	$25,702,597
Unitized employer stock fund	139,131	182,252
Interest and dividend income	5,808,530	4,643,723
Total investment gain	$16,484,211	$30,528,572

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are not however, considered prohibited transactions under section 408(b) of the ERISA regulations

Supplemental Schedule

(a)	(b)	(c)	(d)
	Identity of Issue	Investment Type	Current Value
	* Participant loans	Interest rates of 4.0% - 10.75%	$4,498,914

*	Party in interest

This schedule has been derived from information certified as complete and accurate by Fidelity Management Trust Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYERSON TULL SAVINGS PLAN
(Name of Plan)

Date: June 28, 2005	By: /s/ Terence R. Rogers
Terence R. Rogers
Vice President – Finance and Member of
Ryerson Tull Savings Plan Committee

Index to Exhibits

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm